TERMINATION AGREEMENT dated the 16th day of  February, 1999.

BETWEEN:

AZTEK, INC., a body corporate duly incorporated in the State of Nevada and having an office at Suite #5, 246 Lawrence Avenue, Kelowna, British Columbia, V1Y 6L3

     (the "Company")

OF THE FIRST PART

AND:

________________ of _____________________________________-

     (the "Director")

OF THE SECOND PART

     WHEREAS the Company and the Director entered into an agreement dated June 19, 1998, providing for the acquisition by the Director of _________________ (_________) shares of Common Stock (the "Bonus Shares") of the Company, at a price of $0.01 per share (the "Investment Letter").

     AND WHEREAS the Company and the Director wish to terminate the Investment Letter and cancel the Bonus Shares subscribed for by the Director.

     NOW THEREFORE the parties hereto agree as follows:

1. The Investment Letter entered into between the Company and the Director be and is hereby terminated and the Bonus Shares subscribed for by the Director be canceled forthwith and returned to the status of authorized but unissued shares of the Company.

2. All funds received by the Company from the Director in payment of the purchase price of the Bonus Shares shall be credited to the Director as a shareholder loan.

3. Time shall be of the essence of this Agreement.

4. The parties to this Agreement shall execute and deliver any documents and perform any acts necessary to carry out the intent of this Agreement.

5. This Agreement shall enure to the benefit of and be binding upon the parties to this Agreement and their heirs, executors, administrators, successors and permitted assigns.

     IN WITNESS WHEREOF the parties have hereunto caused these presents to be executed as of the day and year first above written.

EXECUTED AND DELIVERED BY
AZTEK, INC.

By:

     "Edson Ng"
Authorized Signatory



SIGNED, SEALED AND DELIVERED
in the presence of:

Name